Exhibit 99.1

ROGERS COMMUNICATIONS INC.

UNDERWRITING AGREEMENT

February 28, 2013

To the Representatives named in
    Schedule I hereto of the several
    Underwriters named in
    Schedule II hereto

Ladies and Gentlemen:

Rogers Communications Inc., a corporation existing under the laws of the Province of British Columbia, Canada (the “Company”), proposes to sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, the principal amount of each series of its debt securities identified in Schedule I hereto (the “Securities”), to be issued under an indenture dated as of August 6, 2008 (the “Base Indenture”), between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by the supplemental indentures among the Company, Rogers Communications Partnership, an Ontario partnership (the “Guarantor”), and the Trustee, each to be dated as of the Closing Date (as defined below) (the “Supplemental Indentures” and, together with the Base Indenture, the “Indenture”). Payment of principal, premium, if any, and interest on the Securities will be fully and unconditionally guaranteed on an unsecured, unsubordinated basis (the “Subsidiary Guarantee”) by the Guarantor.  Payments of principal, premium, if any, and interest on the Subsidiary Guarantee will be fully and unconditionally guaranteed on an unsecured, unsubordinated basis (the “Parent Guarantee” and, together with the Subsidiary Guarantee, the “Guarantees”) by the Company.  To the extent there are no additional Underwriters listed on Schedule II other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires. Certain terms used herein are defined in Section 21 hereof.

Section 1.        Representations and Warranties.

(a)       The Company and the Guarantor jointly and severally represent and warrant to, and agree with, each Underwriter as set forth below in this Section 1.

(i)        The Company is eligible under the Shelf Procedures to file and to use a short form base shelf prospectus for a distribution of the Securities in the Province of Ontario; the Base Prospectus has been filed with the Reviewing Authority; a receipt has been obtained from the Reviewing Authority in respect of the Base Prospectus; and no order suspending the distribution of the Securities has been issued by the Reviewing Authority or any other regulatory authority or court, and no proceeding for that purpose has been initiated or, to the Company’s knowledge, is pending or threatened or contemplated by the Reviewing Authority or any other regulatory authority or court.

(ii)       The Company and the Guarantor meet the eligibility requirements for use of Form F-9 under the Act, have filed a registration statement on Form F-9 (the file number of which is set forth in Schedule I hereto) in respect of the Securities and the Guarantees, have appointed an agent for service of process on Form F-X in conjunction with the filing of such registration statement with the Commission and have caused the Trustee to prepare and file with the Commission a Statement of Eligibility and Qualification on Form T-1; such registration statement and any post-effective amendment thereto have been declared effective by the Commission; any documents incorporated by reference in such registration statement, when such registration statement became effective or when such documents were filed with the Commission, as the case may be, conformed in all material respects to the applicable requirements of the Exchange Act; and no stop order suspending the effectiveness of such registration statement or any notice objecting to its use has been issued and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by the Commission.

(iii)      The Base Prospectus, at the time the Reviewing Authority issued its final receipt for such short form base shelf prospectus, conformed in all material respects with the requirements of Ontario Securities Law and the Shelf Procedures.

(iv)      On each Effective Date, the Registration Statement did, and on the date first filed in accordance with General Instruction II.K of Form F-9 and on the Closing Date, the U.S. Final Prospectus will, conform in all material respects with the applicable requirements of the Act; on the date first filed and on the Closing Date, the Canadian Final Prospectus will conform in all material respects with the applicable requirements of Ontario Securities Law and the Shelf Procedures; on the Closing Date, the Indenture will comply in all material respects with the applicable requirements of the Trust Indenture Act; the Registration Statement, as of each Effective Date, and the Base Prospectus, as of the date the receipt was issued by the Reviewing Authority in respect thereof, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Canadian Final Prospectus and the U.S. Final Prospectus, as of their respective dates, on their respective filing dates and on the Closing Date, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and the Canadian Final Prospectus, as of the date of filing with the Reviewing Authority, will constitute full, true and plain disclosure of all material facts relating to the Company, the Securities and the Guarantees; provided, however, that the Company makes no representations or warranties as to (i) that part of the Registration Statement which shall constitute the Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of the Trustee or (ii) the information contained in or omitted from the Registration Statement, the U.S. Final Prospectus or the Canadian Final Prospectus based upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein; it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8(b) hereof.

(v)       As of the Time of Sale, (i) the Disclosure Package and (ii) each electronic road show, when taken together as a whole with the Disclosure Package, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein; it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8(b) hereof.

(vi)      At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Securities, neither the Company nor the Guarantor was or is an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company or the Guarantor be considered an Ineligible Issuer. The Representatives have notified the Company of the earliest time that an offering participant made a bona fide offer of the Securities.

(vii)     Each Issuer Free Writing Prospectus and each final term sheet prepared and filed pursuant to this Agreement does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. If there occurs an event or development as a result of which the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will promptly notify the Representatives. The foregoing two sentences do not apply to statements in or omissions from the Disclosure Package based upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for use therein; it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8(b) hereof.

(viii)    The Company is a reporting issuer not in default of Ontario Securities Law and is in compliance with its obligations thereunder in all material respects.

(ix)       There are no reports or information that, in accordance with Ontario Securities Law or the Act, must be filed or made publicly available in connection with the offering of the Securities that have not been made publicly available or filed, as required (other than reports or information required to be filed or made public after the date hereof pursuant to the Shelf Procedures).

(x)        The statements in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus under the headings “Material U.S. Federal Income Tax Considerations”, “Material Canadian Federal Income Tax Considerations”, “Description of Debt Securities”, “Description of the Notes” and “Enforceability of Certain Civil Liabilities” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(xi)       The documents incorporated by reference in any Preliminary Prospectus, when they were filed with the Reviewing Authority, conformed in all material respects with the applicable requirements of Ontario Securities Law; the documents incorporated by reference in any Preliminary Prospectus and the Registration Statement, as the case may be, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects with the applicable requirements of the Exchange Act; and any further documents so filed and incorporated by reference in the Canadian Final Prospectus, the Registration Statement and the U.S. Final Prospectus or any amendment or supplement thereto prior to the termination of the distribution of the Securities, when such documents are filed with the Reviewing Authority or the Commission, will conform in all material respects with the applicable requirements of Ontario Securities Law or the requirements of the Exchange Act, as applicable.

(xii)      Each of the Company and the Guarantor is not, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus will not be, required to register as an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.

(xiii)     KPMG LLP, who are reporting upon the audited financial statements of the Company incorporated into the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, are the auditors of the Company and are independent with respect to the Company within the meaning of Ontario Securities Law and independent registered public accountants within the meaning of the Act.

(xiv)     Each of the Company and the Guarantor has full corporate or partnership, as applicable, power and authority to execute, deliver and perform its obligations under this Agreement and the Indenture.

(xv)      The consolidated financial statements, including the notes thereto, incorporated into the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus present fairly the consolidated financial position of the Company and its subsidiaries as of the dates indicated, and the consolidated results of operations and changes in financial position of the Company and its subsidiaries for the periods specified. Such financial statements have been prepared in conformity with International Financial Reporting Standards as in effect during each such period, in each case applied on a consistent basis throughout the periods involved (except as otherwise set forth in such statements). The selected unaudited consolidated summary financial information of the Company, the Guarantor and the other subsidiaries of the Company contained in the section entitled “Summary of Financial Results of Long-Term Debt Guarantors” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated by reference into the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, presents fairly the information shown therein and has been compiled on a basis consistent with that of the audited or unaudited, as applicable, consolidated financial statements incorporated by reference into the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus from which such information was derived except as noted therein.

(xvi)     The Company has been duly amalgamated and is validly existing as a corporation under the Business Corporations Act (British Columbia), with corporate power and authority to own its properties and conduct its business as described in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, and the Company is duly qualified as an extra-provincial or foreign corporation for the transaction of business under the laws of each other jurisdiction in which it owns or leases properties, or conducts any business, so as to require such qualification, except, in each case, where the failure to so qualify in any jurisdiction is not reasonably likely, individually or in the aggregate, to have a material adverse effect on the condition (financial or otherwise), earnings or business affairs of the Company and its subsidiaries, considered as one enterprise (a “Material Adverse Effect”).

(xvii)    Each significant subsidiary of the Company as defined in Rule 1-02(w) of Regulation S-X (a “Significant Subsidiary”) has been duly organized and is validly existing as a corporation or partnership under the laws of the jurisdiction of its organization, with the corporate or partnership, as applicable, power and authority to own its properties and conduct its business as described in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, and each Significant Subsidiary is duly qualified to transact business in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except, in each case, where the failure to so qualify in any jurisdiction, is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

(xviii)   All of the issued and outstanding shares of the capital stock of the Company have been duly and validly authorized and issued. All of the issued shares of each Significant Subsidiary that is a corporation have been duly and validly authorized and issued and are fully paid and non-assessable and such shares are owned, directly or indirectly, by the Company, free and clear of all liens, encumbrances, equities or claims except as set forth in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus. All of the issued and outstanding partnership interests of each Significant Subsidiary that is a partnership have been duly and validly created and are owned, directly or indirectly, by the Company free and clear of all liens, encumbrances, equities or claims except as set forth in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus.

(xix)      Neither the Company nor any of its Significant Subsidiaries has sustained since the date of the latest audited financial statements included or incorporated by reference in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus; and, since the respective dates as of which information is given in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus otherwise than as stated therein or contemplated thereby, there has not been any material adverse change in the condition (financial or otherwise), earnings or business affairs of the Company and its subsidiaries, considered as one enterprise, whether or not arising in the ordinary course of business (a “Material Adverse Change”).

(xx)       Neither the Company nor any Significant Subsidiary is (A) in violation of its articles, by-laws or other constating documents or (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it may be bound or to which any of its properties and assets may be subject, except in the case of clause (B) for such defaults that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect. The execution and delivery of this Agreement and the Indenture, the incurrence of the obligations herein and therein set forth, the consummation of the transactions contemplated in this Agreement and the Indenture and compliance with the terms hereof and thereof have been duly authorized by all necessary corporate or partnership, as applicable, action on the part of the Company and the Guarantor, do not and will not result in any violation of the articles, by-laws or other constating documents of the Company or any Significant Subsidiary and do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default (or an event that with notice or lapse of time, or both, would constitute a default or permit acceleration) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Significant Subsidiary under (1) any indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which the Company or any Significant Subsidiary is a party or by which they may be bound or to which any of their properties or assets may be subject or (2) any existing applicable law, rule, regulation, judgment, franchise, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Company or any Significant Subsidiary or any of their respective properties or assets (other than, in each case, as described in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, and except in each case for such conflicts, violations, breaches, defaults, liens, charges or encumbrances that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect).

(xxi)      No consent, approval, authorization, order, permit, license, filing, registration, clearance or qualification of, or with any court or regulatory, administrative or other governmental body of Canada or any province of Canada or the United States or any individual state of the United States or under any statute, order, rule or regulation of any such regulatory, administrative or other governmental body is required in connection with the transactions contemplated herein, except such as (1) have been made or obtained under the Act, Ontario Securities Law, the Business Corporations Act (Ontario) and the Trust Indenture Act, (2) may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus and (3) will be made or obtained pursuant to Section 7(a) hereof.

(xxii)     Except as otherwise disclosed in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, all material tax returns required to be filed by the Company and each Significant Subsidiary have been filed, other than any filings not yet due or being contested in good faith, and all material taxes, including withholding taxes, penalties and interest, assessments, fees and other charges due pursuant to such returns or pursuant to any assessment received by the Company or any Significant Subsidiary have been paid, other than those not yet payable or being contested in good faith and for which adequate reserves have been provided.

(xxiii)    Except as disclosed in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, there is no action, suit or proceeding before or by any government, governmental instrumentality or court, domestic or foreign, now pending or, to the knowledge of the Company, threatened against or affecting the Company or its subsidiaries that is reasonably likely, individually or in the aggregate, to result in a Material Adverse Effect.

(xxiv)    The Company and each Significant Subsidiary has good and marketable title to all of its respective properties and assets described in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus (excluding those properties and assets described in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus as being owned by other parties), owned free and clear of all liens, charges, encumbrances or restrictions, with only such exceptions as are described in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus or that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect; and all of the leases and subleases that are material to the business of the Company or any Significant Subsidiary and under which the Company or any Significant Subsidiary, as the case may be, holds properties described in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, are in full force and effect with only such exceptions that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

(xxv)     Except as disclosed in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, the Company and each Significant Subsidiary currently holds in good standing all material permits, licenses, franchises and approvals of governmental authorities and agencies necessary for the present use, ownership and operation of its respective businesses, including all permits, licenses, franchises and approvals required pursuant to the Broadcasting Act (Canada), the Telecommunications Act (Canada), the Canadian Radio-television and Telecommunications Commission Act (Canada), the Radiocommunication Act (Canada) and the Copyright Act (Canada) or other statutes of Canada specifically relating to the regulation of either or both of the Canadian broadcasting and/or telecommunications industries and the orders, rules, regulations and directions promulgated pursuant to such statutes, including the Broadcasting Distribution Regulations, 1998, the Specialty Services Regulations, 1990, as amended, the Television Broadcasting Regulations, 1987, as amended, the Radio Regulations, 1986, as amended, the Pay Television Regulations, 1990, as amended, or any statutes or regulations of any province specifically relating to the regulation of either or both of the Canadian broadcasting and telecommunications industries and the orders, rules, regulations and directions promulgated thereunder (collectively, the “Communications Statutes”) (except where the failure to do so is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect), and no revocation or limitation of any such permit, license, franchise or approval is pending or, to the knowledge of the Company, threatened and neither the Company nor any Significant Subsidiary is in default or violation of any Communications Statute or any such permit, license, franchise or approval (except where such revocation, limitation, default or violation is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect), and the authorization, issuance and delivery of the Securities and the Guarantees and the compliance by the

Company and the Guarantor with the terms of this Agreement, the Guarantees and the Indenture do not and will not conflict with, or constitute a default under, any Communications Statute or any such permits, licenses, franchises and approvals, including terms or provisions thereof relating to the maintenance of specified levels of Canadian ownership, as applicable. The Company and its Significant Subsidiaries, as applicable, are in compliance with the applicable Canadian ownership requirements of the Communications Statutes. Except as disclosed in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, to the knowledge of the Company, there is no threatened or pending change in any Communications Statute that is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

(xxvi)    The Company and each Significant Subsidiary owns or possesses, or can acquire on reasonable terms, adequate patents, patent licenses, trademarks, service marks and trade names necessary to carry on its business as presently conducted, and neither the Company nor any Significant Subsidiary has received any notice of infringement of or conflict with asserted rights of others with respect to any patents, patent licenses, trademarks, service marks or trade names that in the aggregate, if the subject of an unfavorable decision, ruling or finding, is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

(xxvii)   Neither the Company nor the Guarantor has, taken, directly or indirectly, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(xxviii)  This Agreement has been duly authorized, executed and delivered by each of the Company and the Guarantor.

(xxix)     The Base Indenture has been duly authorized, executed and delivered by the Company and constitutes (and the Supplemental Indentures, each of which has been duly authorized by the Company and the Guarantor, when duly executed and delivered by the Company, the Guarantor and the Trustee, will constitute) a valid and binding obligation of the Company (and, upon due execution and delivery of the Supplemental Indentures) and the Guarantor enforceable against the Company and the Guarantor, as applicable, in accordance with the terms of the Base Indenture and the applicable Supplemental Indenture, except as enforcement thereof may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization or other similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); the Base Indenture and the Supplemental Indentures will conform in all material respects to the description thereof contained in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus; no registration, filing or recording of the Indenture under the laws of Canada or any province thereof is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities issued thereunder; and the Indenture has been duly qualified under the Trust Indenture Act.

(xxx)      The Securities and the Guarantees have been duly authorized by the Company and the Guarantor, as applicable, and, when executed, authenticated, issued and delivered in the manner provided for in the Indenture and sold and paid for as provided in this Agreement, will constitute valid and binding obligations of the Company and the Guarantor, as applicable, enforceable against the Company and the Guarantor, as applicable, in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization or other similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); the holders of the Securities and the Guarantees will be entitled to the benefits of the Indenture; and the Securities and the Guarantees will conform in all material respects to the description thereof contained in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus.

(xxxi)     The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded, as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Except as described in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, since the end of the Company’s most recent audited fiscal year,  there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no adverse change in the Company’s internal control over financial reporting that has materially and adversely affected, or is reasonably likely to materially and adversely affect, the Company’s internal control over financial reporting.

(xxxii)    The Company has established and maintains an effective system of “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act) that (i) is designed to ensure that information relating to the Company, including its subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the periods specified in the Commission’s rules and forms and (ii) has been evaluated for effectiveness as of the end of the last fiscal period covered by the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus.

(xxxiii)   Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director or officer of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and the rules and regulations thereunder or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company, its subsidiaries and, to the knowledge of the Company, their respective directors and officers have conducted their businesses in compliance with the FCPA or the CFPOA (other than any immaterial noncompliance that would not result in a violation of the FCPA or CFPOA) and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(xxxiv)   The operations of the Company and its subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and, to the Company’s knowledge, any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(xxxv)    Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director or officer of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(b)       Any certificate signed by any officer of the Company or the Guarantor and delivered to the Underwriters or their counsel in connection with the offering of the Securities pursuant to this Agreement shall be deemed a representation and warranty by the Company or the Guarantor, as applicable, to each Underwriter as to the matters covered thereby.

Section 2.        Purchase, Sale and Delivery of the Securities. On the basis of the representations and warranties herein contained, and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the purchase price set forth in Schedule I hereto, the principal amount of the Securities set forth opposite the name of such Underwriter in Schedule II hereto, plus any additional principal amount of the Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 12 hereof.

Section 3.        Delivery and Payment. Delivery of and payment for the Securities shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 12 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. Delivery of the Securities shall be made through the facilities of The Depository Trust Company (“DTC”) unless the Representatives shall otherwise instruct.

Section 4.        Offering by Underwriters. It is understood that the several Underwriters propose to offer the Securities for sale to the public as set forth in the Canadian Final Prospectus and the U.S. Final Prospectus.

In addition, each Underwriter (i) represents that it has not offered or sold, directly or indirectly, and agrees that, during the period of the distribution of the Securities, it will not, directly or indirectly, offer, sell or deliver, any of the Securities in or from Canada or to any resident of Canada and (ii) agrees that it will include a comparable provision to clause (i) above of this Section 4 in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Securities that may be entered into by such Underwriter.

The Underwriters shall notify the Company when the distribution of the Securities has terminated.

Section 5.        Certain Covenants of the Company and the Guarantor. The Company and the Guarantor covenant with each Underwriter as follows:

(a)           Prior to the termination of the distribution of the Securities, the Company will not file any amendment of the Registration Statement or supplement (including the Canadian Final Prospectus, the U.S. Final Prospectus or any Preliminary Prospectus) to the Base Prospectus unless the Company has furnished the Representatives and counsel for the Underwriters a copy for the Representatives’ and such counsel’s review prior to filing and, except to the extent required for the Company to comply in a timely manner with its disclosure obligations under applicable securities legislation and the requirements of any relevant stock exchange or otherwise required by law, rules or regulations applicable to the Company or the Guarantor, will not file any such proposed amendment or supplement to which the Representatives or counsel for the Underwriters reasonably object promptly after being furnished a copy thereof. The Company will cause (i) the Canadian Final Prospectus, properly completed, to be filed in a form approved by the Representatives with the Reviewing Authority in accordance with the Shelf Procedures as soon as possible after the execution of this Agreement but in any event by the close of business on the Business Day following the date of this Agreement and (ii) the U.S. Final Prospectus, properly completed, to be filed in a form approved by the Representatives with the Commission pursuant to General Instruction II.K of Form F-9 not later than the Commission’s close of business on the Business Day following the date of the filing thereof with the Reviewing Authority. The Company will promptly advise the Representatives (i) when the Canadian Final Prospectus or the U.S. Final Prospectus shall have been filed with the Reviewing Authority or the Commission, (ii) when any amendment or supplement to the Canadian Final Prospectus, the U.S. Final Prospectus or the Registration Statement shall have been filed with the Reviewing Authority or the Commission or become effective or of any request by the Commission or its staff or the Reviewing Authority for any amendment of the Registration Statement or for any amendment or supplement to the Canadian Final Prospectus or the U.S. Final Prospectus, in each case, if such amendment or supplement relates to, or directly affects, the Securities or the offering or sale thereof, (iii) for so long as delivery of the U.S. Final Prospectus is required in connection with the offering or sale of the Securities by the Underwriters, of the issuance by the Reviewing Authority or the Commission of any stop order suspending the effectiveness of the Registration Statement or the use of any prospectus relating to the Securities or of any notice objecting to its use or the institution or, to the Company’s knowledge, threatening of any proceeding for that purpose and (iv) prior to the termination of the distribution of the Securities, of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction designated by the Representatives pursuant to Section 5(g) hereof or the institution or, to the Company’s knowledge, threatening of any proceeding for such purpose. Prior to the termination of the distribution of the Securities, the Company will use its commercially reasonable efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection to the use of the Registration Statement or any prospectus relating to the Securities and, upon such issuance, occurrence or notice of objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or objection, including, if necessary, by filing an amendment to the Registration Statement or a new registration statement and using its commercially reasonable efforts to have such amendment or new registration statement declared effective as soon as practicable.

(b)       To prepare final term sheets in the forms approved by the Representatives and attached as Schedule IV hereto and to file such term sheets pursuant to Rule 433(d) within the time required by such Rule.

(c)       If, at any time prior to the filing of the U.S. Final Prospectus pursuant to General Instruction II.K of Form F-9, any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Company will (i) notify promptly the Representatives so that any use of the Disclosure Package may cease until it is amended or supplemented, (ii) amend or supplement the Disclosure Package to correct such statement or omission and (iii) supply any amendment or supplement to the Representatives in such quantities as the Representatives may reasonably request.

(d)       If, at any time when a prospectus relating to the Securities is required to be delivered by an Underwriter or dealer under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), any event occurs as a result of which the Canadian Final Prospectus or the U.S. Final Prospectus as then supplemented or amended would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary, in the opinion of the Company or its counsel, to amend the Registration Statement, file a new registration statement or supplement or amend the Canadian Final Prospectus or the U.S. Final Prospectus to comply with Ontario Securities Law, the Act or the Exchange Act, including in connection with use or delivery of the Canadian Final Prospectus or the U.S. Final Prospectus, the Company promptly will (i) notify the Representatives of any such event, (ii) prepare and file with the Reviewing Authority and the Commission an amendment or supplement or new registration statement, as applicable, which will correct such statement or omission or effect such compliance, (iii) to the extent applicable, use its commercially reasonable efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the U.S. Final Prospectus and (iv) supply copies of any supplemented or amended U.S. Final Prospectus to the Representatives in such quantities as the Representatives may reasonably request. The Company will pay all costs and expenses incident to complying with this Section 5(d) and Section 5(f) during the nine month period following the date of this Agreement and, after such period, such costs and expenses shall be borne by the Underwriters.

(e)       As soon as practicable, to the extent required, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158.

(f)        The Company, on behalf of itself and the Guarantor, will furnish to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of the Preliminary Prospectus, the U.S. Final Prospectus and each Issuer Free Writing Prospectus and any supplement thereto as the Representatives may reasonably request.

(g)       Each of the Company and the Guarantor will use its commercially reasonable efforts, in cooperation with the Representatives, to qualify the Securities and the Guarantees for offering and sale under the applicable securities laws of such states and other jurisdictions in the United States as the Representatives may designate and to maintain such qualifications in effect so long as required for the distribution of the Securities; provided, however that neither the Company nor the Guarantor shall be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject or to amend its articles or any of its other constating documents.

(h)       Each of the Company and the Guarantor agrees that, unless it has or shall have obtained the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company and the Guarantor that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, on behalf of itself and the Guarantor, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company or the Guarantor with the Commission or retained by the Company or the Guarantor under Rule 433, other than a free writing prospectus containing the information contained in the final term sheets prepared and filed pursuant to Section 5(b) hereof; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the free writing prospectuses included in Schedule III hereto and any electronic road show. Any such free writing prospectus consented to by the Representatives or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” Each of the Company and the Guarantor agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(i)        For a period of three years after the Closing Date, upon request, the Company and the Guarantor will furnish to the Representatives, copies of all annual reports and current reports filed with the Commission on Forms 40-F and 6-K, or such other similar forms as may be designated by the Commission, all documents and reports filed with the applicable securities regulatory authorities in Canada (except for confidential portions of reports filed with such authorities on a confidential basis) and such other documents, reports and information as shall be furnished by the Company to its security holders generally; provided, however, that neither the Company nor the Guarantor need furnish any such documents, reports or other information to the extent they are made publicly available on SEDAR or EDGAR or any other website maintained by the Commission or the securities regulatory authorities in Canada.

(j)        The Company and the Guarantor will use commercially reasonable efforts in cooperation with the Underwriters to permit the Securities to be eligible for clearance and settlement through DTC.

(k)       The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus.

(l)        Neither the Company nor the Guarantor will, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any debt securities issued or guaranteed by the Company or the Guarantor (other than the Securities) or publicly announce an intention to effect any such transaction, until the Closing Date. The foregoing sentence shall not apply to (a) debt securities that mature not more than one year from their date of issue, (b) any debt securities denominated in Canadian dollars and (c) debt securities issued to any of the Company’s subsidiaries or affiliates.

(m)      Neither the Company nor the Guarantor will, take, directly or indirectly, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

Section 6.        Payment of Expenses. Except as provided in Section 5(d) or as otherwise expressly provided in this Agreement, the Company will pay all costs and expenses incident to the performance of the Company’s and the Guarantor’s obligations under this Agreement, the Securities, the Guarantees and the Indenture, including: (a) the preparation, printing (or reproduction) and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto) and with the Reviewing Authority of the Canadian Final Prospectus, each Preliminary Prospectus, the U.S. Final Prospectus and each Issuer Free Writing Prospectus, and each amendment or supplement to any of them; (b) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, each Preliminary Prospectus, the U.S. Final Prospectus and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested by the Representatives for use in connection with the offering and sale of the Securities; (c) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (d) any registration or qualification of the Securities and the Guarantees for offer and sale under the securities or blue sky laws of the several states designated by the Representatives pursuant to Section 5(g) hereof (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such registration and qualification); (e) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company and the Guarantor; (f) any fees charged by ratings agencies for the rating of the Securities and (g) all other costs and expenses incident to the performance by the Company and the Guarantor of its obligations hereunder. It is understood, however, that, except as provided in this Section 6 and Section 8 and Section 9 hereof, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel and any advertising expenses connected with any offers and sales of the Securities the Underwriters may make.

If this Agreement is terminated by the Underwriters in accordance with the provisions of Section 7, Section 11(a)(i) or Section 12, the Company agrees to reimburse the Underwriters (except, in the case of a termination pursuant to Section 12, a defaulting Underwriter) for all reasonable out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.

Section 7.        Conditions of the Underwriters’ Obligations. The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of the Company and the Guarantor contained herein as of the Time of Sale and the Closing Date, to the accuracy of the statements of the Company and the Guarantor made in any certificates delivered to the Underwriters pursuant to the provisions hereof, to the performance by the Company and the Guarantor of their respective obligations hereunder at or prior to the Closing Date and to the following additional conditions:

(a)       (i) The Canadian Final Prospectus shall have been filed with the Reviewing Authority under the Shelf Procedures and (ii) the U.S. Final Prospectus shall have been filed with the Commission pursuant to General Instruction II.K of Form F-9; the final term sheets contemplated by Section 5(b) hereof, and any other material required to be filed by the Company or the Guarantor pursuant to Rule 433(d) under the Act, shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; and no stop order suspending the effectiveness of the Registration Statement or the use of any prospectus relating to the Securities or of any notice objecting to its use shall have been issued and no proceedings for that purpose shall have been instituted or threatened by the Commission.

(b)       At the Closing Date, each Underwriter shall have received a signed opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Underwriters, dated as of the Closing Date, with respect to such customary matters as the Underwriters may reasonably require. In giving such opinion, such counsel may rely, as to all matters governed by the laws of jurisdictions other than the Province of Ontario and the federal laws of Canada applicable therein, upon the opinions of counsel satisfactory to the Underwriters and as to legal matters pertaining to the Company and the Guarantor upon the opinion of counsel for the Company and the Guarantor. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company or the Guarantor and upon certificates of public officials. Such counsel may further state that they express no opinion as to the Communications Statutes and related matters.

(c)       At the Closing Date, each Underwriter shall have received a signed opinion and letter of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Underwriters, dated as of the Closing Date, with respect to such customary matters as the Underwriters may reasonably require. Such counsel may state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company or the Guarantor and upon certificates of public officials. Such counsel may further state that they express no opinion as to the Communications Statutes and related matters.

(d)       At the Closing Date, each Underwriter shall have received a signed opinion and letter of Davies Ward Phillips & Vineberg LLP, Canadian counsel for the Company and the Guarantor, dated as of the Closing Date, in a form and with respect to such customary matters as may be reasonably satisfactory to the Underwriters. In giving such opinion, such counsel may rely, as to all matters governed by the laws of jurisdictions other than the Province of Ontario and the federal laws of Canada applicable therein, upon the opinions of counsel satisfactory to the Underwriters.  Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company or the Guarantor and upon certificates of public officials.  Such counsel may further state that they express no opinion as to the Communications Statutes and related matters.

(e)       At the Closing Date, each Underwriter shall have received a signed opinion and letter of Cravath, Swaine & Moore LLP, United States counsel for the Company and the Guarantor, dated as of the Closing Date, in a form and with respect to such customary matters as may be reasonably satisfactory to the Underwriters.  Such counsel may state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company or the Guarantor and upon certificates of public officials.  Such counsel may further state that they express no opinion as to the Communications Statutes and related matters.

(f)        At the Closing Date, the Underwriters shall have received a certificate from Anthony Staffieri, Executive Vice-President and Chief Financial Officer of the Company, dated as of the Closing Date, in form and substance satisfactory to the Underwriters and counsel for the Underwriters, to the effect set forth in Annex A hereto. In delivering such certificate, such officer may rely, to the extent he deems appropriate in the circumstances, upon certificates of officers of the Company or the Guarantor and upon certificates of public officials.

(g)       At the Closing Date, the Underwriters shall have received a certificate of any two Vice Presidents of the Company and any Vice President of the Guarantor, in each case dated as of the Closing Date, to the effect that the signers of such certificate have examined the Registration Statement, the Disclosure Package, the Canadian Final Prospectus, the U.S. Final Prospectus and any supplements or amendments thereto, as well as each electronic road show used in connection with the offering of the Securities, the Securities, the Guarantees, the Indenture and this Agreement and that, to the best of such signer’s knowledge after due investigation and not in a personal capacity: (1) the Disclosure Package, as of the Time of Sale, did not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (2) there has not been, since the dates as of which information is given in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, a Material Adverse Change, (3) the Company or the Guarantor, as applicable, has in all material respects complied with all agreements and satisfied all conditions to be performed or satisfied by it under this Agreement at or prior to the Closing Date and (4) the other representations and warranties of the Company or the Guarantor, as applicable, set forth in Section 1(a) hereof are true and correct as though expressly made at and as of the Closing Date.

(h)       At the Time of Sale and at the Closing Date, the Underwriters shall have received from KPMG LLP a letter, in form and substance reasonably satisfactory to the Underwriters, containing statements and information of the type ordinarily included in accountant’s “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Disclosure Package, and, with respect to the letter delivered on the Closing Date, the Canadian Final Prospectus and the U.S. Final Prospectus.

(i)        Subsequent to the Time of Sale and prior to the Closing Date, there shall not have been any downgrading, nor any notice given of any intended or potential downgrading or of a possible change that does not indicate the direction of the possible change, in the rating accorded any of the Company’s long term debt, including the Securities, by Standard and Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., Moody’s Investors Service, Inc., Fitch IBCA or, in each case, any successor to the rating agency business thereof.

(j)        At the Closing Date, counsel for the Underwriters shall have been furnished with all such documents, certificates and opinions as they may reasonably request for the purpose of enabling them to pass upon the issuance and sale of the Securities as contemplated in this Agreement and the matters referred to in Section 7(b) and Section 7(c) and in order to evidence the accuracy and completeness of any of the representations, warranties or statements of the Company or the Guarantor, the performance of any of the agreements of the Company or the Guarantor, or the fulfillment of any of the conditions herein contained.

(k)       Prior to the Closing Date, the Securities shall be eligible for clearance and settlement through DTC.

If any of the conditions specified in this Section 7 shall not have been fulfilled when and as required by this Agreement, this Agreement may be terminated by the Underwriters on notice to the Company at any time at or prior to the Closing Date, and such termination shall be without liability of any party to any other party except as provided in Section 6 hereof. Notwithstanding any such termination, the provisions of Sections 1, 6, 8, 9 and 10 hereof shall remain in effect.

Section 8.        Indemnification.

(a)       The Company and the Guarantor, jointly and severally, agree to indemnify and hold harmless each Underwriter, its affiliates and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act as follows:

(i)        against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Base Prospectus, any Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or the information contained in the final term sheets required to be prepared and filed pursuant to Section 5(b) hereof, or in any amendment thereof or supplement thereto, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein (in the case of Base Prospectus, any Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or the information contained in the final term sheets required to be prepared and filed pursuant to Section 5(b) hereof, in light of the circumstances under which they were made), not misleading;

(ii)       against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that any such settlement is effected with the written consent of the Company and the Guarantor; and

(iii)      against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Representatives), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company or the Guarantor by any Underwriter through the Representatives expressly for use in the Registration Statement, the Base Prospectus, any Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or the information contained in the final term sheets required to be prepared and filed pursuant to Section 5(b) hereto, or in any amendment thereof or supplement thereto; it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8(b) hereof.

(b)       Each Underwriter, severally and not jointly, agrees to indemnify and hold harmless the Company and the Guarantor, their respective directors, each of their respective officers who signs the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Canadian Final Prospectus, and each person, if any, who controls the Company or the Guarantor, as applicable, within the meaning of Section 15 of the Act or Section 20 of the Exchange Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement, the Base Prospectus, any Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or the information contained in the final term sheets required to be prepared and filed pursuant to Section 5(b) hereto, or in any amendment thereof or supplement thereto, in reliance upon and in conformity with written information furnished to the Company or the Guarantor by such Underwriter through the Representatives expressly for use in the Base Prospectus, any Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or the information contained in the final term sheets required to be prepared and filed pursuant to Section 5(b) hereto, or in any amendment thereof or supplement thereto. The Company and the Guarantor acknowledge that the statements set forth in the last paragraph of the cover page regarding delivery of the Securities and, under the heading “Underwriting,” (i) the names listed in the table in the second paragraph of the text, (ii) the third, fourth, fifth and sixth sentences of the third paragraph related to concessions and (iii) the sixth, seventh and eighth paragraphs related to stabilization and penalty bids in any Preliminary Prospectus and the U.S. Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or any Issuer Free Writing Prospectus.

(c)       Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this Section 8. In the case of parties indemnified pursuant to Section 8(a) above, counsel to the indemnified parties shall be selected by the Representatives, and, in the case of parties indemnified pursuant to Section 8(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 8 or Section 9 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

Section 9.        Contribution. If the indemnification provided for in Section 8 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Guarantor on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Guarantor on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company and the Guarantor on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the total underwriting commission received by the Underwriters bear to the aggregate public offering price of the Securities.

The relative fault of the Company and the Guarantor on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Guarantor or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company, the Guarantor and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 9 was determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 9. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 9 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 9, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 9, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each director of the Company or the Guarantor, each of their respective officers who signs the Registration Statement and each person, if any, who controls the Company or the Guarantor, as applicable, within the meaning of Section 15 of the Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Company or the Guarantor, as applicable. The Underwriters’ respective obligations to contribute pursuant to this Section 9 are several in proportion to the principal amount of the Securities set forth opposite their respective names in Schedule II hereto and not joint.

Section 10.      Representations, Warranties and Agreements to Survive Delivery.

The representations, warranties, indemnities, agreements and other statements of the Company, the Guarantor or the officers set forth in or made pursuant to this Agreement will remain operative and in full force and effect regardless of any investigation made by or on behalf of the Company, the Guarantor or any Underwriter or any controlling person of any Underwriter and will survive delivery of and payment for the Securities.

Section 11.      Termination of Agreement.

(a)       The Representatives may terminate this Agreement on behalf of themselves and the Underwriters, by notice to the Company, at any time at or prior to the Closing Date, (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, a Material Adverse Change, or (ii) if there has occurred any material adverse change in the financial markets in the United States or Canada, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable to proceed with the offering or delivery of the Securities as contemplated by the Disclosure Package, the Canadian Final Prospectus or the U.S. Final Prospectus (exclusive of any amendment or supplement thereto subsequent to the date hereof), or (iii) if trading in any securities of the Company has been suspended by the Commission, any securities commission or securities regulatory authority in Canada, or if trading generally on the New York Stock Exchange or the Toronto Stock Exchange has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices for securities have been required by any such exchange or by order of the Commission, any securities commission or securities regulatory authority in Canada, the Financial Industry Regulatory Authority, the New York Stock Exchange or the Toronto Stock Exchange or any other governmental authority or (iv) if a banking moratorium has been declared by United States federal, New York State or Canadian federal authorities.

(b)       If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party, except to the extent provided in Section 6 hereof. Notwithstanding any such termination, the provisions of Section 1, Section 6, Section 8, Section 9, Section 10, Section 13 and Section 18 hereof shall remain in effect.

Section 12.      Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at the Closing Date to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:

(a)       if the number of Defaulted Securities does not exceed 10% of the aggregate principal amount of the Securities to be purchased hereunder, the non-defaulting Underwriters shall be obligated, each severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(b)       if the number of Defaulted Securities exceeds 10% of the aggregate principal amount of the Securities to be purchased hereunder, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement, either the Underwriters or the Company shall have the right to postpone the Closing Date for a period not exceeding seven days in order to effect any required changes in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for a defaulting Underwriter under this Section 12.

Section 13.      Agent for Service; Submission to Jurisdiction; Waiver of Immunities. By the execution and delivery of this Agreement, each of the Company and the Guarantor (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (“CT Corporation”), 111 Eighth Avenue, 13th Floor, New York, New York 10011 (and any successor entity), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement, the Securities or the Indenture that may be instituted in any federal or state court in the State of New York or brought under federal or state securities laws, and acknowledges that CT Corporation has accepted such designation, (ii) submits to the non-exclusive jurisdiction of any such court in any such suit or proceeding and (iii) agrees that service of process upon CT Corporation (or any successor) and written notice of said service to the Company and the Guarantor (mailed or delivered in accordance with Section 14), shall be deemed in every respect effective service of process upon the Company or the Guarantor, as applicable, in any such suit or proceeding. The Company and the Guarantor further agree to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CT Corporation (or any successor) in full force and effect so long as any of the Securities shall be outstanding.

To the extent that the Company or the Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

The provisions of this Section 13 shall survive any termination of this Agreement, in whole or in part.

Section 14.      Notices. All communications hereunder shall be in writing and effective only upon receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to Merrill Lynch, Pierce, Fenner & Smith Incorporated, 50 Rockefeller Plaza, NY1-050-12-01, New York, New York 10020 (fax: (646) 855-5958), Attention: High Grade Debt Capital Markets Transaction Management/Legal and to J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179 (phone: (212) 834-4533; fax: (212) 834-6081); Attention: High Grade Syndicate Desk – 3rd Floor, with copies (which shall not constitute notice) to Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, attention of Phyllis G. Korff / Richard B. Aftanas (fax no.: (212) 735-2000) and to Osler, Hoskin & Harcourt LLP, 1 First Canadian Place, Toronto, Ontario M5X 1B8, attention of Steven W. Smith / Michael D. Innes (fax no: (416) 862-6666); or, if sent to the Company or the Guarantor, will be mailed, delivered or telefaxed to Rogers Communications Inc., 333 Bloor Street East, Toronto, Ontario, Canada M4W 1G9, attention of the Vice President, Treasurer, 10th Floor (fax no.: (416) 935-3598), and the Senior Vice President, General Counsel and Secretary, 9th Floor (fax no.: (416) 935-3548) at such address, with copies (which shall not constitute notice) to Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019, attention of Erik R. Tavzel / Joseph D. Zavaglia (fax no.: (212) 474-3700) and to Davies Ward Phillips & Vineberg LLP, 155 Wellington Street West, Toronto, Ontario M5V 3J7, attention of David T. Wilson (fax no.: (416) 863-0871).

Section 15.      No Fiduciary Duty. The Company and the Guarantor hereby acknowledge that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company and the Guarantor, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Company or the Guarantor and (c) the Company’s engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company and the Guarantor agree that they are solely responsible for making their own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company or the Guarantor on related or other matters). The Company and the Guarantor agree that they will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company or the Guarantor, in connection with such transaction or the process leading thereto.

Section 16.      Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) among the Company, the Guarantor and the Underwriters, or any of them, with respect to the subject matter hereof.

Section 17.      Parties. This Agreement is made solely for the benefit of the Company, the Guarantor and the Underwriters and, to the extent expressed, any person controlling the Company, the Guarantor, the Underwriters, the directors and the officers of the Company and the Guarantor and any person referred to in Section 8 and 9, and in each case their executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. The term “successors and assigns” shall not include any purchaser, as such purchaser, of the Securities from the Underwriters.

Section 18.      Governing Law and Time. This Agreement shall be governed by the law of the State of New York. Specified times of the day refer to New York City time.

Section 19.      Waiver of Jury Trial. The Company and the Guarantor hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 20.      Counterparts. This Agreement may be executed in one or more counterparts and delivered by facsimile or portable document format (PDF), and when a counterpart has been so executed and delivered by each party, all such counterparts taken together shall constitute one and the same agreement.

Section 21.      Definitions. The terms that follow, when used in this Agreement, shall have the meanings indicated.

“Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Base Indenture” shall mean the indenture, dated as of August 6, 2008, between the Company and the Trustee.

“Base Prospectus” shall mean each short form base shelf prospectus of the Company filed with the Commission and the Reviewing Authority, respectively, for the offer and sale of up to US$4,000,000,000 of debt securities, as most recently amended.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York, New York or Toronto, Ontario.

“Canadian Final Prospectus” shall mean the prospectus supplement relating to the Securities filed with the Reviewing Authority, together with the Base Prospectus filed therewith, and for which a final receipt was issued by the Reviewing Authority.

“Closing Date” shall have the meaning set forth in Section 3 hereof.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Communications Statutes” shall have the meaning set forth in Section 1(a)(xxv) hereof.

“Disclosure Package” shall mean (i) the Base Prospectus contained in the Registration Statement at the Time of Sale, (ii) the Preliminary Prospectus, if any, used most recently prior to the Time of Sale, (iii) the Issuer Free Writing Prospectuses, if any, identified in Schedule III hereto and (iv) the final term sheets prepared and filed pursuant to Section 5(b) hereof.

“Effective Date” shall mean each date and time that the Registration Statement and any post-effective amendment or amendments thereto became or becomes effective.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Ontario Securities Law” shall mean the applicable securities laws in the Province of Ontario and the rules and regulations under such laws, together with the applicable published policy statements, instruments, blanket orders, blanket rulings and notices of the Reviewing Authority.

“Permitted Free Writing Prospectus” shall have the meaning set forth in Section 5(h) hereof.

“Preliminary Prospectus” shall mean any preliminary prospectus supplement to the Base Prospectus which is used to offer the Securities prior to the filing of the Canadian Final Prospectus or the U.S. Final Prospectus, together with the Base Prospectus filed with the Commission and with the Reviewing Authority.

“Registration Statement” shall mean the registration statement referred to in paragraph 1(a)(ii) above, including exhibits and financial statements and any prospectus supplement relating to the Securities that is filed with the Commission and deemed part of such registration statement, as amended on each Effective Date, as amended by Amendment No. 1 thereto, filed with the Commission on December 22, 2011, and in the event any post-effective amendment thereto becomes effective prior to the Closing Date, shall also mean such registration statement as so amended.

“Reviewing Authority” shall mean the Ontario Securities Commission.

“Rule 158”, “Rule 164”, “Rule 172”, “Rule 405”, “Rule 430B” and “Rule 433” refer to such rules and regulations under the Act.

“Shelf Procedures” shall mean the rules and procedures established under National Instrument 44-101 and National Instrument 44-102 promulgated by the Canadian Securities Administrators and adopted by the Reviewing Authority for the distribution of securities on a continuous or delayed basis.

“Supplemental Indentures” shall have the meaning set forth in the first paragraph of this Agreement.

“Time of Sale” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Trustee” shall mean The Bank of New York.

“Trust Indenture Act” shall mean the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission promulgated thereunder.

“U.S. Final Prospectus” shall mean the prospectus supplement relating to the Securities filed pursuant to General Instruction II.K of Form F-9 after the Time of Sale, together with the Base Prospectus filed with the Commission and forming a part of the Registration Statement.

Any reference herein to the Base Prospectus, the Canadian Final Prospectus, a Preliminary Prospectus, the Registration Statement, or the U.S. Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein at the applicable time pursuant to Ontario Securities Law, the Shelf Procedures, the Exchange Act or the Act, as applicable; and any reference herein to the terms “amend”, “amendment”, “amended”, “supplemented” or “supplement” with respect to the Base Prospectus, the Canadian Final Prospectus, a Preliminary Prospectus, the Registration Statement, the U.S. Final Prospectus or the Disclosure Package shall be deemed to include the filing of any document pursuant to Ontario Securities Law, the Shelf Procedures, the Exchange Act or the Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus, as the case may be, which filing is incorporated, or is otherwise deemed to be incorporated, therein by reference.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this Agreement and your acceptance shall represent a binding agreement among the Company, the Guarantor and the several Underwriters.

Very truly yours,
ROGERS COMMUNICATIONS INC.

By:	/s/ Glenn Brandt
Name: Glenn Brandt
Title: Acting Treasurer

By:	/s/ Anthony Staffieri
Name: Anthony Staffieri
Title: Executive Vice President and Chief Financial Officer

ROGERS COMMUNICATIONS PARTNERSHIP

By:	/s/ Glenn Brandt
Name: Glenn Brandt
Title: Acting Treasurer

By:	/s/ Anthony Staffieri
Name: Anthony Staffieri
Title: Executive Vice President and Chief Financial Officer

[Signature Page to Underwriting Agreement]

The foregoing Agreement is hereby
confirmed and accepted as of the
date first above written.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Keith Harman
Name: Keith Harman
Title: Managing Director

For itself and the other several Underwriters named in Schedule II to the foregoing Agreement.

[Signature Page to Underwriting Agreement]

J.P. MORGAN SECURITIES LLC

By:	/s/ Keith Harman
Name: Stephen L. Sheiner
Title: Executive Director

For itself and the other several Underwriters named in Schedule II to the foregoing Agreement.

[Signature Page to Underwriting Agreement]

SCHEDULE I

3.00% Senior Notes Due 2023

Underwriting Agreement:	Dated February 28, 2013

Registration Statement No.:	333-178511

Representatives:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Title:	3.00% Senior Notes Due 2023

Principal Amount:	US$500,000,000

Purchase Price:	99.195% plus accrued interest, if any, from March 7, 2013 to the Closing Date

Sinking Fund Provisions:	None

Redemption Provisions:

Make-whole call:	Callable prior to December 15, 2022 at the greater of par or a discount rate of Treasury plus 15 basis points.

Par call:	Callable on or after December 15, 2022 at 100%.

Closing Date, Time and Location:	March 7, 2013 at 10:00 a.m. Toronto time at Davies Ward Phillips & Vineberg LLP, 155 Wellington Street West, Toronto, Ontario M5V 3J7

Type of Offering:	Non-delayed

Time of Sale:	3:45 p.m. on February 28, 2013

I-1

4.50% Senior Notes Due 2043

Underwriting Agreement:	Dated February 28, 2013

Registration Statement No.:	333-178511

Representatives:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Title:	4.50% Senior Notes Due 2043

Principal Amount:	US$500,000,000

Purchase Price:	98.180% plus accrued interest, if any, from March 7, 2013 to the Closing Date

Sinking Fund Provisions:	None

Redemption Provisions:

Make-whole call:	Callable prior to September 15, 2042 at the greater of par or a discount rate of Treasury plus 20 basis points.

Par call:	Callable on or after September 15, 2042 at 100%.

Closing Date, Time and Location:	March 7, 2013 at 10:00 a.m. Toronto time at Davies Ward Phillips & Vineberg LLP, 155 Wellington Street West, Toronto, Ontario M5V 3J7

Type of Offering:	Non-delayed

Time of Sale:	3:45 p.m. on February 28, 2013

I-2

SCHEDULE II

3.00% Senior Notes Due 2023

Underwriters	Principal Amount of Securities to be Purchased

Merrill Lynch, Pierce, Fenner & Smith Incorporated	US$112,500,000
J.P. Morgan Securities LLC	US$112,500,000
Citigroup Global Markets Inc.	US$75,000,000
RBC Capital Markets, LLC	US$62,500,000
TD Securities (USA) LLC	US$62,500,000
BMO Capital Markets Corp.	US$37,500,000
Scotia Capital (USA) Inc.	US$37,500,000

Total	US$500,000,000

II-1

4.50% Senior Notes Due 2043

Underwriters	Principal Amount of Securities to be Purchased

Merrill Lynch, Pierce, Fenner & Smith Incorporated	US$112,500,000
J.P. Morgan Securities LLC	US$112,500,000
Citigroup Global Markets Inc.	US$75,000,000
RBC Capital Markets, LLC	US$62,500,000
TD Securities (USA) LLC	US$62,500,000
BMO Capital Markets Corp.	US$37,500,000
Scotia Capital (USA) Inc.	US$37,500,000

Total	US$500,000,000

II-2

SCHEDULE III

Schedule of Free Writing Prospectuses included in the Disclosure Package

1.           Free Writing Prospectus, dated February 28, 2013 (SEC Accession No. 0000950157-13-000113)

III-1

SCHEDULE IV

Term Sheets

US$1,000,000,000
Rogers Communications Inc.

3.00% Senior Notes due 2023
4.50% Senior Notes due 2043

Issuer:	Rogers Communications Inc.

Size:	US$500,000,000

Maturity:	March 15, 2023

Coupon:	3.00%

Public Offering Price:	99.845% of face amount

Yield to maturity:	3.018%

Spread to Benchmark Treasury:	1.13%

Benchmark Treasury:	2.00% due February 15, 2023

Benchmark Treasury Price and Yield:	101-00+ / 1.888%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2013

Redemption Provisions:

Make-whole call:	Callable prior to December 15, 2022 at the greater of par or a discount rate of Treasury plus 15 basis points.

Par call:	Callable on or after December 15, 2022 at 100%.

Trade Date:	February 28, 2013

Settlement:	March 7, 2013 (T+5)1

CUSIP / ISIN:	775109 AW1 / US775109AW17

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Citigroup Global Markets Inc. RBC Capital Markets, LLC TD Securities (USA) LLC

Co-Managers:	BMO Capital Markets Corp. Scotia Capital (USA) Inc.

1
Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the bonds initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of bonds who wish to trade such bonds on the date of pricing or the next succeeding business day should consult their own advisor.

Issuer:	Rogers Communications Inc.

Size:	US$500,000,000

Maturity:	March 15, 2043

Coupon:	4.50%

Public Offering Price:	99.055% of face amount

Yield to maturity:	4.558%

Spread to Benchmark Treasury:	1.45%

Benchmark Treasury:	2.750% due November 15, 2042

Benchmark Treasury Price and Yield:	93-02+ / 3.108%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2013

Redemption Provisions:

Make-whole call:	Callable prior to September 15, 2042 at the greater of par or a discount rate of Treasury plus 20 basis points.

Par call:	Callable on or after September 15, 2042 at 100%.

Trade Date:	February 28, 2013

Settlement:	March 7, 2013 (T+5)2

CUSIP / ISIN:	775109 AX9 / US775109AX99

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Citigroup Global Markets Inc. RBC Capital Markets, LLC TD Securities (USA) LLC

Co-Managers	BMO Capital Markets Corp. Scotia Capital (USA) Inc.

2
Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the bonds initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of bonds who wish to trade such bonds on the date of pricing or the next succeeding business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533, Citigroup Global Markets Inc. at 1-800-831-9146, RBC Capital Markets, LLC at 1-866-375-6829 or TD Securities (USA) LLC at 1-800-263-5292.

ANNEX A

Form of Officer’s Certificate

(i) Such officer does not know of any Communications Statutes, or any pending or threatened legal or governmental proceedings by or before any court or judicial or administrative board or tribunal or any governmental body with respect to the regulation of the Canadian cable television, wireless communications or telecommunications industries, material to the operation of the business of the Company and its Significant Subsidiaries, considered as one enterprise, that are not described or referred to in the Disclosure Package, the Canadian Final Prospectus, the U.S. Final Prospectus and the Registration Statement.

(ii) To such officer’s knowledge, (A) each of the Company and its Significant Subsidiaries currently holds in good standing all permits, licenses, franchises and approvals of governmental authorities and agencies necessary for the present use, ownership and operation of its business required pursuant to the Communications Statutes and no revocation or limitation of any such permit, license, franchise or approval is pending or threatened (except where the failure to hold, or the revocation or limitation of, such permit, license, franchise or approval would not, individually or in the aggregate, have a Material Adverse Effect), (B) neither the Company nor any of its Significant Subsidiaries is in default or in violation of any such permit, license, franchise or approval (except where such default would not, individually or in the aggregate, have a Material Adverse Effect) and (C) the authorization, issuance and delivery of the Securities and the Guarantees and the compliance by the Company and the Guarantor with the terms of the Indenture do not and, assuming there is no material change in existing circumstances from the date hereof, will not, conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, any of such permits, licenses, franchises and approvals, including terms or provisions thereof relating to the maintenance of specified levels of Canadian ownership of the Company and its Significant Subsidiaries.

(iii) Each of the Company and its Significant Subsidiaries is Canadian within the meaning of the Direction to the CRTC (Ineligibility of Non-Canadians) and is therefore eligible under the Direction to be issued broadcasting licenses pursuant to the Broadcasting Act (Canada) and to receive amendments and renewals thereto. Each of the Company and its Significant Subsidiaries is a Canadian carrier within the meaning of the Telecommunications Act (Canada) and is therefore eligible under section 16 of the Act to operate as a telecommunications common carrier in Canada. Each of the Company and its Significant Subsidiaries is Canadian-owned and controlled within the meaning of section 10 of the Radiocommunication Regulations promulgated under the Radiocommunication Act (Canada) and is therefore eligible to be issued a radio license as a radiocommunication carrier pursuant to the Act and to receive amendments and renewals thereto.

(iv) Except as disclosed in the Disclosure Package, the Canadian Final Prospectus, the U.S. Final Prospectus and the Registration Statement, to such officer’s knowledge, there is no threatened or pending change in the Communications Statutes that could have a Material Adverse Effect.

A-1

(v) The execution and delivery by the Company and its Significant Subsidiaries of, and the compliance by the Company and its Significant Subsidiaries with their respective obligations under, the Underwriting Agreement, the Securities, the Guarantees, the Indenture, and the consummation of the transactions contemplated therein do not and, assuming there is no material change in existing circumstances from the date hereof, will not, result in any violation of, and do not and, assuming there is no material change in existing circumstances from the date hereof; will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default or permit acceleration) under, or result in the creation or imposition of, any lien, charge or encumbrance upon any properties or assets of the Company or its Significant Subsidiaries under (A) any of the Communications Statutes or (B) to such officer’s knowledge, any judgment, order or decree of any government, governmental, regulatory or administrative agency, authority, commission or instrumentality or court having jurisdiction, pursuant to the Communications Statutes.

(vi) All material aspects of the regulation of the cable television, wireless communications and telecommunications industries as they pertain to the businesses of the Company and its Significant Subsidiaries described in the Disclosure Package, the Canadian Final Prospectus, the U.S. Final Prospectus and the Registration Statement are subject to the exclusive constitutional jurisdiction of the Parliament of Canada and hence are governed by the laws of Canada.

(vii) No consent, approval, permit, authorization, filing, recording, license, exemption, order, registration, qualification or other requirement under the Communication Statutes or any order, rule or regulation thereunder known to such officer and applicable to the Company or its Significant Subsidiaries is required for the sale of the Securities, the consummation of the transactions contemplated by the Underwriting Agreement, the Securities, the Guarantees and the Indenture or in connection with the execution, delivery and performance by and enforcement against the Company or its Significant Subsidiaries of any of the Securities, the Guarantees or the Indenture, except such consents, approvals, permits, authorizations, filings, recordings, licenses, exemptions, orders, registrations or qualifications as have been obtained.

(viii) The statements which relate to (A) the Communications Statutes, (B) governmental franchises and licenses issued to the Company or its Significant Subsidiaries pursuant to the Communications Statutes or otherwise issued in connection with the regulation of the Canadian cable television, wireless communications or telecommunications industries and (C) legal or other proceedings by or before any court or judicial or administrative board or tribunal or other governmental proceedings with respect to the regulation of the Canadian cable television, wireless communications or telecommunications industries in the Disclosure Package, the Canadian Final Prospectus, the U.S. Final Prospectus and the Registration Statement, in each case, fairly summarize the matters described therein and, to such officer’s knowledge, do not fail to disclose a material fact concerning the subject matter thereof.

A-2